                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


AND THE WINNER IS...
by John Pollack

IVS TAKES ON INDEPENDENT ROLE OF SORTING THROUGH HUNDREDS OF THOUSANDS OF PROXY CARDS

With many industry analysts projecting a close vote that will be decided by hundreds of thousands of proxy cards, voting instruction cards and paper ballots, HP has hired one of the nation's leading independent vote-counting firms to tabulate results -- a process that could take several weeks.

The firm is IVS Associates of Newark, Delaware, an organization that specializes in corporate proxy votes at Fortune 500 and other companies.

"We're hired as an independent third party with no stake in the outcome," said Michael Barbera, vice president of IVS Associates. "Our job is to count the votes fairly -- and that's our expertise."

And with hundreds of thousands of HP shareowners participating
-- shareowners who have been courted for weeks by mail and phone calls from proxy solicitation firms seeking support -- counting and certifying the vote is not a simple task.

"It's a very tedious process and very time-consuming," Barbera said.

MOST VOTE BEFORE MEETING

Judging from past experience, Barbera stated that most individual and institutional shareowners will have cast their votes by delivering proxies before HP's special shareowner meeting on March 19. Institutional shareowners hold more than half of the HP shares eligible to vote at the meeting. About 18 percent is held by members of the Hewlett and Packard families, and related foundations and trusts. Individual shareowners control the rest, and this group includes employees, retirees, company executives and retail holders.

However, shareowners may show up at the meeting to vote in person, and HP will be prepared with ballots. Shareowners who wish to vote in person at the meeting must meet certain requirements. They must be HP "shareowners of record" as of the close of business on January 28, 2002 -- meaning that they held stock in their own name at that date and time. Certain plan participants also may vote at the meeting. Check-in for the meeting begins at 6:30 a.m. (Pacific time), and the meeting starts at 8:00.

If a shareowner holds HP stock in "street name" -- meaning that they own it through a bank, brokerage account or other nominee -- they can attend the special meeting after providing proof of ownership of HP stock as of the close of business on January 28, such as their most recent account statement prior to January 28, or other similar evidence of ownership. However, street name holders can only vote at the meeting if they arrive with a signed proxy from their broker or nominee, authorizing them to vote their shares.

All shareowners and their proxies will be required to present valid identification to attend the meeting.

Each of HP's approximately 1.9 billion shares of common stock outstanding at the close of business on January 28, 2002 will be entitled to cast one vote at the meeting. More than half that number must be present in person or have delivered a proxy to meet legal requirements for a quorum, or a valid vote.

Assuming that the relevant quorum requirements are met, winning the vote requires an affirmative vote of a majority of the votes cast at the meeting, provided that the total votes cast on the proposal represents more than 50 percent of all shares of HP common stock entitled to vote on the proposal.

More specific details on the voting requirements for the merger are contained in the joint proxy statement/prospectus mailed to HP shareowners in February.

INSPECTORS WILL MONITOR VOTING

Three election inspectors from IVS Associates will monitor the in-person balloting at the meeting. After the meeting is adjourned, IVS Associates will transport the ballots under tight security to a facility in Delaware, where a team of 25 independent people -- under the direction of IVS and including the firm's principals -- will begin the laborious counting process.

Some shareowners mail back every card they are sent, voting for both sides in the process, Barbera said. Some simply change their mind. And others don't bother to vote at all. Much of the work in the counting process lies in sorting out redundant cards submitted by the same shareowner to determine which was the most recent -- and therefore valid -- card submitted. In addition, proxy and voting instruction cards reflect a shareowner's holdings, and shareowners may submit several cards if they have holdings in different accounts.

THE ORIGINS OF COLORED CARDS

Most votes cast in corporate proxy contests take the form of clearly identifiable colored cards. In this particular case, white cards are being solicited by HP's management in favor of the merger proposal, and green cards are being solicited by the opposition against the merger proposal. Adding to the complexity of the vote-counting task is that shareowners also had the option of voting against the merger proposal on the white cards or for it on the green cards.

Although historians are unclear as to the origins of colored proxy cards, the casting of colored ballots in American business decisions stretches back more than a century.

FINAL TALLY WILL TAKE TIME

Once the staff from IVS Associates -- working away from the hubbub of interested parties -- sorts through all the proxies and confirms that they have been cast by eligible shareowners, it will issue a preliminary tally to both parties in the proxy contest. Both parties in the proxy contest will then have the opportunity to review the initial count and challenge individual proxies. Challenges are fairly typical in proxy contests if the vote is close and can sometimes take weeks to complete.

IVS Associates, whose principals take an oath of impartiality and have overseen hundreds of contested votes, will determine the validity of individual proxies.

Once the challenges have been settled, the firm will issue a certified count on the vote. However, given the number of votes involved, the result may not be final until some time in April. Although it may seem like a long wait, the process is designed to ensure the votes are counted carefully.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

                                    * * * * *